                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2008
                   ------------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                   ------------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on February 14, 2008.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: February 14, 2008
                                                By: /s/ Yaron Levy
                                                ------------------
                                                Yaron Levy
                                                Chief Financial Officer
News

                G. WILLI-FOOD PROVIDES STRATEGIC UPDATE REGARDING
                      ACQUISITIONS AND U.S. DAIRY STRATEGY

  GOLD FROST AND OWNERS OF KOSHER DAIRY DISTRIBUTOR IN DENMARK SIGN DEFINITIVE
    AGREEMENT, AND EXECUTES FIRST DAIRY PURCHASE ORDER IN THE U.S .IN EXCESS
        OF $0.8 MILLION TO BE SHIPPED ON Q1 2008; WILLI-FOOD AND BALADI
                     MEAT TERMINATES FURTHER NEGOTIATIONS;

YAVNE, ISRAEL - FEBRUARY 14, 2008 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (THE "COMPANY" OR "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, provided today several updates regarding the
Company's international expansion strategy.

DAIRY DISTRIBUTOR IN DENMARK

Further to the announcement made on October 23, 2007, the Company's 90% owned
Gold Frost Ltd. subsidiary has signed and completed a definitive agreement to purchase a majority interest from the owners of a dairy distributor in Denmark
(the "Distributor"). The final closing of the transaction will be concluded at the end of February. Gold Frost will hold a 51% interest in the Distributor and the former owners of the Distributor will hold the remaining interest. The
Company expects revenue recognition of the Distributor to commence in the first quarter of fiscal 2008.

The new joint company is a global distributor of both kosher and non-kosher dairy food products. Among its products are a variety of non kosher and kosher dairy products such as blue cheese, edam, gouda, havarti and feta cheeses packaged for industrial, wholesale and retail distribution. Under the terms of the final agreements, all of the present and future kosher activities of the
Distributor and its owners and all the future export activities of Gold Frost are to be executed under the new entity. Subsequent to this closing Willi-Food expects to execute its first purchase order in the first quarter of fiscal 2008.

BALADI MEAT

The parties have terminated their discussions for the Company to acquire a 51%
majority interest in Baladi Ltd, a private Israeli company and a large kosher and halal meat processor in the region that was originally described in an announcement dated December 6, 2007. A final agreement with respect to such transaction was not reached. Willi Food is currently seeking legal remediation with respect to this transaction.

Mr. Zwi Williger, President and COO of Willi Food commented, "We are very pleased to have completed the transaction with the dairy distributor in Denmark which has secured a U.S. import license for dairy products of Gold Frost. Our efforts to expand Gold Frost's international reach and to begin a concerted dairy strategy in the U.S. can now move forward." Mr. Williger concluded,
"Following the closing of this transaction, we received our first purchase order in the U.S. for a kosher and non kosher dairy product. We expect to ship in the first quarter of 2008 in excess of $0.8 million dollars of cheese to a wholesaler with distribution channels to major supermarket chains and retailers in the U.S. We are looking for this initial shipment to be the first of many as we continue to expand our global business."

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
600 food products manufactured by some 120 top-tier suppliers throughout the world to more than 2,000 customers. Willi Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operated several subsidiaries: Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally; Laish Israeli subsidiary and joint venture with the Baron
Family engage in the global import, export and distribution of kosher products worldwide; Shamir Salads is a leading international distributor of pre-packaged
Mediterranean foods. For more information, please visit the Company's website at
www.willi-food.co.il.

ABOUT GOLD FROST LTD.

Gold Frost is a designer, developer and distributor of branded kosher dairy food products with 20 varieties of products currently on sale in Israel. The Company possesses proven R&D capability for "koshering" chilled, frozen, diary and other products, a number of which have a health advantage by virtue of being low in fat and cholesterol.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE
FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE
COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING
INFORMATION CONTAINED IN THIS PRESS RELEASE.

COMPANY CONTACT:
G. Willi Food International Ltd.
Yaron Levy, CFO
(+972) 8-932-1000
yaron@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com